Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated March 30, 2026 with respect to our audits of the consolidated financial statements of Inflection Point Acquisition Corp. III as of December 31, 2025 and 2024, and for the year ended December 31, 2025 and for the period from January 31, 2024 (inception) through December 31, 2024 that appears in Prospectus, as part of Air Water Ventures Limited’s Amendment No.2 to Form F-4 (Registration No. 333-294998). Our report contained an explanatory paragraph regarding substantial doubt about Inflection Point Acquisition Corp. III’s ability to continue as a going concern.

We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

June 26, 2026